UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

THE BANK OF TOKYO-MITSUBISHI, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F     X        Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                 No     X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2005

THE BANK OF TOKYO-MITSUBISHI, LTD.

By	/s/ Junichirou Otsuda
Junichirou Otsuda Chief Manager General Affairs Office

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

The Bank of Tokyo-Mitsubishi, Ltd.

UFJ Bank Limited

The Mitsubishi Trust and Banking Corporation

UFJ Trust Bank Limited

Mitsubishi Securities Co., Ltd.

UFJ Tsubasa Securities Co., Ltd.

Systems Integration of the New Group

Tokyo, February 18, 2005 —- Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi), UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi), The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi), UFJ Bank Limited (UFJ Bank; President: Takamune Okihara), The Mitsubishi Trust and Banking Corporation (MTB; President: Haruya Uehara), UFJ Trust Bank Limited (UFJ Trust Bank; President: Shintaro Yasuda), Mitsubishi Securities Co., Ltd. (Mitsubishi Securities; President: Koichi Kane) and UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa Securities; President: Kimisuke Fujimoto) have been proceeding with the proposed management integration scheduled for October 2005 (subject to approval by shareholders and relevant authorities) and have agreed on the following basic policy with respect to the systems integration of each business in order to enhance customer convenience and the security and stability of their respective systems.

(1)	New commercial bank

1. Measures to be taken on the date of the management integration

➢	BTM and UFJ Bank’s existing systems will continue to be separately maintained while systems relating to overseas activities and market activities, including fund settlement, will be integrated into BTM’s system.

➢	While separately maintaining both systems, the new commercial bank will sort customer transactions into both banks’ host systems using the front-end transfer method.* This will establish a system where basic services, such as cash deposits, withdrawals and remittances, can be provided at the outlets of both banks.

*	Front-end transfer method: A method to sort transactions at the data-entry level, without connecting to both host systems.

2. Full-scale systems integration

➢	In connection with the full-scale systems integration, we will seek to:

■	develop a wide range of sophisticated customer services;

■	create a system equipped with cutting-edge technology appropriate for a “Global Top 5” financial institution;

■	establish a reliable systems structure based on mutual compatibility of component systems; and

■	achieve early realization of the new bank’s post-integration streamlining effects.

In connection with the full-scale integration, BTM’s system will be adopted for basic systems, including the OS. The new commercial bank will incorporate and utilize the strong points of UFJ Bank’s system, which features year-round, 24-hour ATM services, account transfer system and telephone banking services.

➢	The new commercial bank will continue working together with the IBM group and the Hitachi group, which are the technology vendors of BTM and UFJ Bank.

➢	In order to realize the benefits of the systems integration at an early stage, the new commercial bank plans to complete the full-scale integration by December 2007.

(2)	New trust bank

1. Measures to be taken on the date of management integration

➢	Most systems, including the systems relating to basic domestic operations, will be separately maintained by MTB’s and UFJ Trust Bank’s existing systems, and certain systems relating to market or overseas operations will be integrated into MTB’s system.

2. Full-scale systems integration

➢	The basic philosophy of the systems integration is as follows:

■	to establish a system that will enhance the global competitiveness of the new financial group and trust bank;

■	to choose a systems integration policy that appears reasonable to customers; and

■	to maximize the benefits of the systems integration, and to realize such benefits as early as possible.

The new trust bank’s policy regarding the full-scale integration of those systems that operate separately on the management integration date will be to choose the best system for providing a wide range of services to customers and for its business model. The new trust bank will adopt MTB’s system for basic domestic operations, trust assets operations and real estate operations, while adopting UFJ Trust Bank’s system for the pension administration and securities agency businesses (stock operations).

➢	The new trust bank will continue working together with the IBM group and the Hitachi group, which are key vendors of both trust banks.

➢	In order to realize the benefits of the systems integration at an early stage, the new trust bank plans to complete the full-scale integration by the end of fiscal 2007.

➢	The operations and systems of both banks’ trust assets administration are already integrated through The Master Trust Bank of Japan, Ltd.

(3)	New securities company

1.	Measures to be taken on the date of the management integration (full-scale systems integration)

➢	In order to realize the benefits of the integration at an early stage, all aspects of the systems integration are scheduled to be completed by the management integration date. The wholesale business operations will be integrated into Mitsubishi Securities’ system, and the retail operations, including the network systems among branches, will be integrated into UFJ Tsubasa Securities’ system.

➢	The new securities company will aim to implement the systems integration based on a basic policy focusing on:

■	unifying the systems that can be integrated in order to provide uniform products and services at all branches; and

■	maintaining a system that can cope with the volume of the new securities company’s work in order to ensure smooth business operations.

➢	The new securities company will continue working together with Nomura Research Institute and the Hitachi group, which are two key vendors of the current securities companies.

*    *    *

By completing the systems integration early and by selectively utilizing the advanced IT technologies of MTFG group and UFJ group, the new group will aim to provide timely and sophisticated financial services to customers and to efficiently manage its IT investments.

Contacts:

Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications Office	Tel: 03-3240-9059
UFJ Holdings, Inc.	Public Relations Department	Tel: 03-3212-5460
The Bank of Tokyo-Mitsubishi, Ltd.	Public Relations Office	Tel: 03-3240-2950
UFJ Bank Limited	Corporate Communications Department	Tel: 03-3212-5460
The Mitsubishi Trust and Banking Corporation	Public Relations Section	Tel: 03-6214-6044
UFJ Trust Bank Limited	Public Relations Office	Tel: 03-3218-0775
Mitsubishi Securities Co., Ltd.	Public Relations Office	Tel: 03-6213-6124
UFJ Tsubasa Securities Co., Ltd.	Public Relations Department	Tel: 03-5222-8355

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT: Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9059 Hirotsugu_Hayashi@mtfg.co.jp	UFJ CONTACT: Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.